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AMT Shareholder Meeting

Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

Thank you for your continued support of Aquila Group of Funds. To follow-up from the communication sent to your firm in March 2024, we would like to provide an update on the upcoming Special Meeting of Shareholders of certain Aquila Municipal Trust Funds, scheduled to be held on June 17, 2024.

In March 2024, the Board of Trustees of Aquila Municipal Trust (the “Board”) unanimously approved the reorganization (each, a “Reorganization”) of each of Aquila Tax-Free Trust of Arizona, Aquila Tax-Free Fund of Colorado, Aquila Churchill Tax-Free Fund of Kentucky, Aquila Tax-Free Trust of Oregon, Aquila Narragansett Tax-Free Income Fund, and Aquila Tax-Free Trust For Utah (each, an “Aquila Fund” or a “Current Aquila Fund”) into either an existing series or newly created series of MainStay Funds Trust (each, an “Acquiring MainStay Fund”).

At the June 17, 2024 Shareholder Meeting, shareholders are being asked to approve an Agreement and Plan of Reorganization relating to their Aquila Fund. The proposed Reorganizations are listed below:

Current Aquila Fund	Current CUSIP	Current Ticker	Acquiring MainStay Fund Effective Date: On or around July 19, 2024 (Close of Business)	Target CUSIP	Target Ticker
Aquila Tax-Free Trust of Arizona A	03842A103	AZTFX	MainStay MacKay Arizona Muni Fund Class Z	56064R402	AZTFX
Aquila Tax-Free Trust of Arizona C	03842A202	AZTCX	MainStay MacKay Arizona Muni Fund Class C	56064R204	AZTCX
Aquila Tax-Free Trust of Arizona Y	03842A301	AZTYX	MainStay MacKay Arizona Muni Fund Class I	56064R303	AZTYX
Aquila Tax-Free Fund of Colorado A	03842A400	COTFX	MainStay MacKay Colorado Muni Fund Class Z	56064R808	COTFX
Aquila Tax-Free Fund of Colorado C	03842A509	COTCX	MainStay MacKay Colorado Muni Fund Class C	56064R600	COTCX
Aquila Tax-Free Fund of Colorado Y	03842A608	COTYX	MainStay MacKay Colorado Muni Fund Class I	56064R709	COTYX
Aquila Churchill Tax-Free Fund of Kentucky A	03842A707	CHTFX	MainStay MacKay Strategic Municipal Allocation Fund Class Z	56064R790	MTFZX
Aquila Churchill Tax-Free Fund of Kentucky C	03842A806	CHKCX	MainStay MacKay Strategic Municipal Allocation Fund Class C	56064L363	MTFFX
Aquila Churchill Tax-Free Fund of Kentucky F	03842A699	CHKFX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Churchill Tax-Free Fund of Kentucky I	03842A889	CHKIX	MainStay MacKay Strategic Municipal Allocation Fund Class A	56064L389	MTFDX
Aquila Churchill Tax-Free Fund of Kentucky Y	03842A871	CHKYX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Tax-Free Trust of Oregon A	03842N105	ORTFX	MainStay MacKay Oregon Muni Fund Class Z	56064R857	ORTFX
Aquila Tax-Free Trust of Oregon C	03842N204	ORTCX	MainStay MacKay Oregon Muni Fund Class C	56064R873	ORTCX
Aquila Tax-Free Trust of Oregon F	03842N501	ORFFX	MainStay MacKay Oregon Muni Fund Class I	56064R865	ORTYX
Aquila Tax-Free Trust of Oregon Y	03842N303	ORTYX	MainStay MacKay Oregon Muni Fund Class I	56064R865	ORTYX
Aquila Narragansett Tax-Free Income Fund A	03842A863	NITFX	MainStay MacKay Strategic Municipal Allocation Fund Class Z	56064R790	MTFZX
Aquila Narragansett Tax-Free Income Fund C	03842A855	NITCX	MainStay MacKay Strategic Municipal Allocation Fund Class C	56064L363	MTFFX
Aquila Narragansett Tax-Free Income Fund F	03842A673	NIFFX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Narragansett Tax-Free Income Fund I	03842A848	NITIX	MainStay MacKay Strategic Municipal Allocation Fund Class A	56064L389	MTFDX
Aquila Narragansett Tax-Free Income Fund Y	03842A830	NITYX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Tax-Free Trust For Utah A	03842A822	UTAHX	MainStay MacKay Utah Muni Fund Class Z	56064R816	UTAHX
Aquila Tax-Free Trust For Utah C	03842A814	UTACX	MainStay MacKay Utah Muni Fund Class C	56064R832	UTACX
Aquila Tax-Free Trust For Utah F	03842A657	UTAFX	MainStay MacKay Utah Muni Fund Class I	56064R824	UTAYX
Aquila Tax-Free Trust For Utah Y	03842A798	UTAYX	MainStay MacKay Utah Muni Fund Class I	56064R824	UTAYX

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AMT Shareholder Meeting

Important Information Concerning the Reorganizations and Shareholder Meeting

•	Each Acquiring MainStay Fund is managed by New York Life Investment Management LLC and subadvised by MacKay Shields LLC, a subsidiary of New York Life.

•	Shareholders who own shares of an Aquila Funds as of March 28, 2024 are entitled to vote at the Shareholder Meeting.

•

The Aquila Funds’ shareholders were sent a Proxy Statement/Prospectus and proxy card relating to the Reorganization of their Aquila Fund on or around May 8, 2024 and can vote their shares by phone, internet or mail.

•

The Aquila Fund(s) may conduct follow-up mailing(s) in connection with the solicitation of shareholder votes. Certain shareholders may receive phone call(s) and/or additional mailing(s) if their shares are not yet voted.

•

Shareholder votes are very important. The Board of Trustees of Aquila Municipal Trust believes that each Reorganization is in the best interests of the applicable Aquila Fund and its shareholders and recommends shareholders vote “FOR” the Reorganization of their Aquila Fund.

•

The Shareholder Meeting may be adjourned if the necessary voting results/quorum are not reached by the June 17, 2024 date of the Shareholder Meeting. If the Shareholder Meeting is adjourned from June 17, 2024 to a later date, follow-up communications may be sent to shareholders and to your firm to solicit additional votes.

•

If the Reorganizations are not approved by shareholders, such Aquila Fund(s) will continue to be advised by Aquila Investment Management LLC, the investment adviser for the Aquila Funds, and the Board will determine what additional action, if any, should be taken.

•	Neither the Funds nor their shareholders are expected to recognize any gain or loss for U.S. federal income tax purposes as a direct result of the Reorganizations.

•

If shareholders approve the Reorganizations and all other conditions are satisfied or waived, shareholders of an Aquila Fund will become shareholders of the corresponding Acquiring MainStay Fund, and receive shares of a class of the Acquiring MainStay Fund equal in net asset value to the shares of the Aquila Fund that the shareholders held on the closing day of the Reorganization of their Fund.

We will continue to keep your firm apprised of any new developments. If you have any questions or require additional information, please contact Dina Hoeske at dhoeske@aquilafunds.com.

Thank you.

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AMT Shareholder Meeting

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.